Exhibit 99.1


                                                                    FUNDTECH
                                                                    Expect more.

NEWS RELEASE
------------

FUND CONTACT:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com
-------------------



                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                FUNDTECH REPORTS FINANCIAL RESULTS FOR THE FOURTH

                           QUARTER AND FULL YEAR 2003

        - Quarterly Revenues of $12.9 Million, 7% sequential growth, 21%
                                   vs. Q4 2002
                              - GAAP EPS of 4 cents
                            - Adjusted EPS of 9 cents
               - Full-year Revenues Increase 20% to $47.6 Million


                    JERSEY CITY, N.J., -- February 17, 2004,-- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced its financial results for the fourth quarter and year ended December 31, 2003.

                    Revenues for the fourth quarter of 2003 increased to $12.9 million, up 7% sequentially from $12.0 million and 21% higher than $10.6 million in the fourth quarter of 2002. On a sequential basis, service revenues increased $600,000, maintenance revenues were up $100,000, license revenues grew $100,000, and hardware revenues increased $100,000.

                    On a GAAP (Generally Accepted Accounting Principles) basis, net income for the fourth quarter was $675,000 or $0.04 per diluted share, compared with $247,000, or $0.02 per diluted share, for the third quarter of 2003 and net loss of $(4.1) million, or $(0.29) per share, in the fourth quarter of 2002.

                    Excluding amortization of intangibles and amortization of capitalized software costs, the adjusted net profit for the fourth quarter of 2003 was $1,300,000, or $0.09 per diluted share, compared with $900,000, or $0.06 per diluted share, in the third quarter of 2003 and a loss of $(900,000), or $(0.06) per share, in the fourth quarter of 2002, which also excluded non-recurring expenses. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

                    "Our cash management and payment solutions products are fast becoming mission-critical technology for financial institutions worldwide, and that momentum is reflected in our fourth quarter performance," said Fundtech CEO Reuven Ben Menachem. "We enjoyed a strong year in 2003, highlighted by higher revenues, steadily increasing gross margins and improved operating efficiencies. We expect to capitalize on our market position to expand our business even further in 2004, with a focus on continuing to grow our recurring revenue base."

                    For the 12 months ended December 31, 2003, revenues increased 20% to $47.6 million from $39.8 million in 2002. GAAP net income in 2003 was $67,000, or $0.00 per diluted share, compared with 2002 net loss of $(16.6) million, or $(1.16) per share. Excluding amortization of intangibles and amortization of capitalized software costs, the adjusted net profit for 2003 was $2.6 million, or $0.17 per diluted share, compared to a loss of $(10.4) million, or $(0.73) per share, in 2002 which also excluded non-recurring expenses. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

                    During the fourth quarter of 2003 cash and marketable securities increased by $3.0 million to $46.4 million. For the year cash and short and long term marketable securities increased by $3.9 million.

                    Additional fourth quarter highlights:

                    o  Closed a Global PAYplus system sale to a European bank.

                    o  Closed 33 new deals and added 8 new bank customers.

                    o In the U.S., the Company closed ASP and disaster recovery services transactions, which are expected to generate $1.0 million of revenues over the next three to five years.

                    o Closed five new sales for its next generation products in the US, four new PAYplus USA sales and one new CASHplus sale.


                    2004 Guidance

                    The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

                    For the full 12 months of 2004, Fundtech expects revenues to be between $52.8 million to $54.3 million and, Operating profit to be between $1.0 million and $2.2 million . Operating profit before all amortization expenses is expected to be between $3.5 million and $4.7 million, and earnings per share, before all amortization expenses, in the range of $0.22 to $0.31. Including all amortization expenses, Fundtech expects GAAP earnings per share to be between $0.06 and $0.15. Amortization expenses for 2004 are estimated to be $0.16 per share. (This forecast assumes annual amortization of $2.5 million for 2004.)

                    To support its continued growth, Fundtech is currently adding personnel and increasing quarterly expenses by up to $500,000 in the first quarter of 2004 and by an additional $500,000 in the second quarter. Fundtech expects its expenses to remain stable in the third and fourth quarter.

                    Fundtech expects first quarter revenues to be between $12.6 million to $12.9 million with earnings per share, before all anticipated amortization expenses, in the range of $0.04 to $0.06. Including all anticipated amortization expenses, Fundtech expects GAAP earnings per share to be between breakeven and $0.02. Amortization expenses are estimated to be $0.04 per share in the first quarter of 2004. (This forecast assumes amortization of approximately $629,000 for the first quarter.)


                    Company to Host Conference Call

                    Fundtech management will host a conference call at 8:30 a.m.
                    (ET) today to discuss its fourth-quarter and full-year 2003 results and to answer questions from the investment community.

                    To participate, please call 866-500-4964 or 888-269-0005 and ask for the Fundtech Call. From Israel, please dial (03) 925-5910.

                    A replay of the conference call will be available for playback from noon (ET) today until 12:00 a.m. (ET) Tuesday, February 24. The replay may be accessed by dialing 866-500-4953 or 972 (3) 9255934.

                    This call will also be webcast live on:
                    http://www.fundtech.com. An online replay will be available until February 24, 2004.

                    About Fundtech

                    Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.

                    Forward Looking Statements:

                    Statements included in this Release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including it's Annual Report on Form 20-F for the year ending December 31, 2002, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

                                      # # #


                      FUNDTECH LTD. AND ITS SUBSIDIARIES
                     Condensed Consolidated Balance Sheets
                                (In Thousands)

                                                           December 31,      December 31,
                                                              2003              2002
                                                              ----              ----
ASSETS

Current assets:
 Cash & cash equivalents                                    $  28,900         $  26,571
 Marketable securities - short term                             9,028            15,925
 Trade receivables, net                                        13,009            13,386
 Other accounts receivable, prepaid expenses and
   inventories                                                  1,936             1,256
                                                            ---------         ---------

  Total current assets                                         52,873            57,138

 Marketable securities - long term                              8,436              --
 Long term trade receivables, net                               1,031             1,497
 Severance pay fund                                               520               474
 Long term deposits                                               860             1,027
 Property and equipment, net                                    6,375             7,265
 Goodwill, net                                                 10,523            10,523
 Other assets, net                                              8,942            11,456
                                                            ---------         ---------

  Total assets                                              $  89,560         $  89,380
                                                            =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
 Trade payables                                             $     932         $   1,221
 Deferred revenues                                              5,112             4,959
 Accrued restructuring expenses                                   581             1,523
 Employee and payroll accruals                                  2,015             1,496
 Other accounts payable and accrued expenses                    3,050             3,309
                                                            ---------         ---------

  Total current liabilities                                    11,690            12,508

Accrued severance pay                                             586               527
Accrued restructuring and other expenses                          750             1,179
                                                            ---------         ---------

   Total liabilities                                           13,026            14,214
                                                            ---------         ---------

Shareholders' equity:
 Share capital                                                     43                43
 Additional paid-in capital                                   140,730           139,851
 Accumulated other comprehensive income (loss)                   (180)             (602)
 Accumulated deficit                                          (63,971)          (64,038)
 Treasury stock, at cost                                          (88)              (88)
                                                            ---------         ---------

  Total shareholders' equity                                   76,534            75,166
                                                            ---------         ---------

  Total liabilities and shareholders' equity                $  89,560         $  89,380
                                                            =========         =========


Note: Certain prior year amounts have been reclassified to conform to current year presentation.


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statements of Operations
                 (In Thousands, Except Share and Per Share Data)

                                                                         Three Months Ended            Twelve Months Ended
                                                                            December 31,                   December 31,
                                                                        2003           2002             2003            2002
                                                                        ----           ----             ----            ----
Revenues:

 Software license fees                                              $      3,363    $      3,124    $     13,236    $     10,068
 Maintenance                                                               3,949           3,484          14,771          12,559
 Services [a]                                                              5,486           3,987          19,240          16,796
 Hardware sales                                                               84              19             367             405
                                                                    ------------    ------------    ------------    ------------

   Total Revenues                                                         12,882          10,614          47,614          39,828
                                                                    ------------    ------------    ------------    ------------

Operating expenses:
 Software licenses costs                                                     149             298             493             703
 Amortization of capitalized software development costs                      394             394           1,576           1,182
 Amortization of other intangible assets                                     235             234             940             911
 Maintenance and services costs [a]                                        4,657           4,495          17,903          17,612
 Hardware costs                                                               69              17             306             317
 Software development                                                      2,416           2,810           9,690          14,525
 Selling and marketing, net                                                2,557           2,031           9,998           9,453
 General and administrative                                                1,583           1,671           6,676           7,230
 Provision for doubtful accounts                                             200              27             350             475
 Loss recognized on receivable settlement                                   --               860            --               860
 Restructuring and related expenses                                         --             1,738            --             3,252
                                                                    ------------    ------------    ------------    ------------

   Total operating expenses                                               12,260          14,575          47,932          56,520
                                                                    ------------    ------------    ------------    ------------

Operating income (loss)                                                      622          (3,961)           (318)        (16,692)
 Impairment and realized losses on available for sale
   marketable securities                                                    --              (111)           --              (281)
 Financial income, net                                                       217             170             671             691
 Income taxes                                                               (164)           (240)           (286)           (365)
                                                                    ------------    ------------    ------------    ------------

   Net income (loss)                                                $        675    $     (4,142)   $         67    $    (16,647)
                                                                    ============    ============    ============    ============

Net income (loss) per share:
 Net income (loss) used in computing income per share               $        675    $     (4,142)   $         67    $    (16,647)
 Basic income (loss) per share                                      $       0.05    $      (0.29)   $       0.00    $      (1.16)
 Diluted income (loss) per share                                    $       0.04    $      (0.29)   $       0.00    $      (1.16)
Shares used in computing:
 Basic income (loss) per share                                        14,479,646      14,305,377      14,426,655      14,290,317
 Diluted income (loss) per share                                      15,258,014      14,305,377      14,837,468      14,290,317

Adjusted net income (loss) per share:
 Adjusted net income (loss) used in computing income per share      $      1,304    $       (916)   $      2,583    $    (10,442)
 Adjusted net income (loss)  per share                              $       0.09    $      (0.06)   $       0.17    $      (0.73)
Shares used in computing adjusted net income (loss) per share         15,258,014      14,305,377      14,837,468      14,290,317

Reconciliation of net loss to adjusted net income (loss):
 Net income (loss)                                                  $        675    $     (4,142)   $         67    $    (16,647)
  Amortization                                                               629             628           2,516           2,093
  Restructuring and related expenses                                        --             1,738            --             3,252
  Loss recognized on receivable settlement                                  --               860            --               860
                                                                    ------------    ------------    ------------    ------------

 Adjusted net income (loss)                                         $      1,304    $       (916)   $      2,583    $    (10,442)
                                                                    ============    ============    ============    ============


Note: Certain prior year amounts have been reclassified to conform to current year presentation.

[a] Includes costs invoiced to customers of $235 and $111 for the three months and $999 and $1140 for the twelve months ended December 31, 2003 and 2002, respectively.


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statement of Cash Flows
                                 (In Thousands)

                                                                            Year Ended          Three Months Ended
                                                                            December 31,           December 31,
                                                                            -----------            -----------
                                                                         2003         2002             2003
                                                                         ----         ----             ----
CASH FLOWS FROM OPERATIONS:
 Net income (loss)                                                     $     67     $(16,647)       $    675
 Adjustments to reconcile net income to net cash used
  in operating activities:
  Depreciation and amortization                                           5,656        5,580           1,518
  Impairment and realized losses on available for sale
    marketable securities                                                  --            281            --
  Capital loss on sales of property and equipment                            38           39               2
  Provision for doubtful accounts                                           350        1,335             200
  Decrease (increase) in trade receivables and long
    term-trade receivables                                                  571        4,737           1,867
  (Increase) decrease in other accounts receivable,
    prepaid expenses and inventories                                       (615)          52             (62)
  Decrease in deferred income taxes, net                                   --            109            --
  (Decrease) increase in trade payables                                    (300)      (1,059)           (389)
  (Decrease) increase in deferred revenues                                  (56)       3,537          (1,055)
  Increase (decrease) in employee and payroll accruals                      450          (20)            370
  (Decrease) increase in other payables and accrued expenses               (282)        (908)            (52)
  (Decrease) increase in accrued non-recurring expenses                  (1,371)       1,540            (148)
  Increase (decrease) in accrued severance pay, net                          13          (40)              5
  Decrease (increase) in accrued interest on marketable
    securities                                                                8         (196)            106
                                                                       --------     --------        --------

   Net cash provided by (used in) operations                              4,529       (1,660)          3,037
                                                                       --------     --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from held to maturity marketable securities                     6,822         --             6,393
 Investment in held to maturity marketable securities, net                 --        (15,729)           --
 (Investment in) proceeds from long term held-to-maturity
   marketable securities                                                 (8,369)        --               862
 Proceeds from sale of available for sale marketable securities            --          5,181            --
 Purchase of property and equipment                                      (2,108)      (1,298)           (594)
 Reduction (increase) in long-term lease deposits                           167         (365)             50
 Proceeds from sale of property and equipment                                 6           60               4
                                                                       --------     --------        --------

Net cash (used in) investing activities                                  (3,482)     (12,151)          6,715
                                                                       --------     --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the issuance of share capital and
  exercise of stock options and warrants, net                               879          143             393
 Investment in treasury stock, at cost                                     --            (88)           --
                                                                       --------     --------        --------

  Net cash provided by financing activities                                 879           55             393
                                                                       --------     --------        --------

Effect of exchange rate on cash and cash equivalents                        403          404             259
                                                                       --------     --------        --------

Decrease in cash and cash equivalents                                     2,329      (13,352)         10,404
Cash and cash equivalents at the beginning of the period                 26,571       39,923          18,496
                                                                       --------     --------        --------

Cash and cash equivalents at the end of the period                     $ 28,900     $ 26,571        $ 28,900
                                                                       ========     ========        ========


                           Schedule A to Press Release

                             Reconciliation to GAAP
                 (In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted net income (loss) as contained in the company's press release:

                                                                   Three Months Ended
                                                        ------------------------------------------     Twelve Months Ended
                                                                December 31,          September 30,       December 31,
                                                        ------------------------      ------------    --------------------
                                                             2003          2002           2003          2003          2002
                                                             ----          ----           ----          ----          ----

Reconciliation of net loss to adjusted net loss:

Net income (loss)                                        $    675 [a]   $ (4,142)[a]     $ 247 [a]     $ 67 [a]    $ (16,647)[a]
 Restructuring and related expenses                            --          1,738            --           --            3,252
 Amortization of capitalized software development costs       394            394           394        1,576            1,182
 Amortization of other intangible assets                      235            234           235          940              911
 Loss recognized on receivable settlement                      --            860            --           --              860
                                                         --------       --------      --------     --------         --------

Adjusted net income (loss)                               $  1,304       $   (916)     $    876     $  2,583         $(10,442)
                                                         ========       ========      ========     ========         ========

Adjusted net income (loss) per share                     $   0.09       $  (0.06)     $   0.06     $   0.17         $  (0.73)
                                                         ========       ========      ========     ========         ========

Shares used in computing adjusted net income
  (loss) per share                                     15,258,014     14,305,377    14,972,275   14,837,468       14,290,317

[a] Net income per share (diluted) was approximateley $0.04 , $0.00 and $0.02 for the three months and twelve months ended December 31, 2003 and the three months ended September 30, 2003, respectively, and net (loss) per share was approximateley ($0.29) and ($1.16) for the three months and twelve months ended December 31, 2002, respectively.